[The following tweets were posted by the International Brotherhood of Teamsters; the Fortune magazine article is a commentary by IBT General Secretary-Treasurer Ken Hall entitled “The Big 3 Are Fueling the Opioid Epidemic. Now They Need a Watchdog.”]

IBT Cap Strategies @TeamstersDC   Oct 25

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Proxy advisors, GL and ISS, back #teamster push to split CEO/chair roles at Cardinal Health as #opioidepidemic scrutiny intensifies #corpgov

IBT Cap Strategies @TeamstersDC  Oct 22

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60 minutes opioid crisis: boards of big drug distributors need to do more #corpgov http://for.tn/2xSWiND  via @FortuneMagazine #teamsters